UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008
Commission File Number 000-52414

CHINAGROWTH NORTH ACQUISITION CORPORATION

_______________________________

1818 Canggong Road, Fengxian
Shanghai Chemical Industry Park
Shanghai, China 201417

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:      ☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐ Yes      ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      n/a

PROPOSED PRIVATE PURCHASE OF STOCK

ChinaGrowth North Acquisition Corporation (“CGNAC”) intends to pursue the purchase of shares (the “Private Purchases”) of common stock of CGNAC, par value $.001 per share (the “Common Stock”) directly from a limited number of institutional stockholders of the Company in separate and privately negotiated transactions to be executed at or prior to the Extraordinary General Meeting of Shareholders (the “Meeting”) scheduled to be convened on Wednesday January 21, 2009 at 10:00 a.m., New York time to consider and vote on CGNAC’s previously-announced proposed acquisition (the “Acquisition”) of UIB Group Limited (“UIB”). CGNAC’s management believes there may be institutional stockholders who intend to exercise their conversion rights but may be prepared to engage in private negotiations in lieu of exercising such conversion rights. It is expected that any such Private Purchases will be contingent upon: (a) approval of the proposals submitted to shareholders for consideration and voting at the Meeting (the “Proposals”) and (b) the consummation of the Acquisition. The terms of each such Private Purchase shall be negotiated on a case by case basis. CGNAC’s Board of Directors has recommended that you vote “FOR” the Proposals; however, stockholders should individually analyze and determine for themselves the course of action they should take. If CGNAC stockholders do not approve the Acquisition or the Acquisition does not take place, no shares will be purchased in the Private Purchases. CGNAC will not offer to purchase any shares owned by any officer, director or special advisor of CGNAC.

The funding for any such privately negotiated arrangements pursuant to which CGNAC will purchase shares would be from our available funds after the closing of the merger, including, but not limited to, the balance of proceeds released from the trust account after closing of the Acquisition and the working capital of UIB (as of the date of Acquisition). Any purchases made by CGNAC’s officers, directors or affiliates will be made with funds from such officer, director or affiliate, as applicable.

In addition, UIB is concurrently pursuing discussions with institutional investors to secure debt or similar arrangements. UIB would use such debt proceeds to purchase shares of CGNAC’s common stock in privately negotiated transactions, enabling UIB to vote those shares in favor of the Proposals, and to provide UIB additional working capital for use following the closing of the Acquisition.

As of November 30, 2009 CGNAC had an aggregate of $40,181,686 in trust, which is equal to approximately $8.05 per share of common stock.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINAGROWTH NORTH ACQUISITION
CORPORATION

Date: December 17, 2008	By:	/s/ Michael W. Zhang
Michael W. Zhang, Chief Financial Officer